EXHIBIT 99.1

Medicenna to Present at the Oppenheimer 33rd Annual Healthcare Conference

TORONTO and HOUSTON, March 02, 2023 (GLOBE NEWSWIRE) -- Medicenna Therapeutics Corp. (“Medicenna” or “the Company”) (NASDAQ: MDNA TSX: MDNA), a clinical stage immunotherapy company, today announced that Dr. Fahar Merchant, President, CEO and Chairman of the Board of Medicenna, will participate in a fireside chat at the Oppenheimer 33rd Annual Healthcare Conference, which is scheduled to take place virtually from March 13 – 15, 2023.

Details on the fireside chat are as follows:

Oppenheimer 33rd Annual Healthcare Conference
Date:	Tuesday, March 14, 2023
Time:	2:40 PM ET
Webcast:	https://wsw.com/webcast/oppenheimer27/mdna/2750720

Webcast and replay information for this event will be available on the Investor Relations section of Medicenna's website at https://ir.medicenna.com/.

About Medicenna
Medicenna is a clinical stage immunotherapy company focused on the development of novel, highly selective versions of IL-2, IL-4 and IL-13 Superkines and first in class Empowered Superkines. Medicenna’s long-acting IL-2 Superkine, MDNA11, is a next-generation IL-2 with superior CD122 (IL-2 receptor beta) binding without CD25 (IL-2 receptor alpha) affinity thereby preferentially stimulating cancer killing effector T cells and NK cells. Medicenna’s early-stage BiSKITs™ program, (Bifunctional SuperKine ImmunoTherapies) is designed to enhance the ability of Superkines to treat immunologically “cold” tumors. Medicenna’s IL-4 Empowered Superkine, bizaxofusp (formerly MDNA55), has been studied in 5 clinical trials including a Phase 2b trial for recurrent GBM, the most common and uniformly fatal form of brain cancer. Bizaxofusp has obtained FastTrack and Orphan Drug status from the FDA and FDA/EMA, respectively.

Further Information

For further information about the Company please contact:

Elizabeth Williams, Chief Financial Officer, 416-648-5555, ewilliams@medicenna.com

Investor Contact

For more investor information, please contact:

Dan Ferry, Managing Director, LifeSci Advisors, 617-430-7576, daniel@lifesciadvisors.com